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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOUR SEASONS HOTELS INC.
(Name of the Issuer)

FOUR SEASONS HOTELS INC.
FS ACQUISITION CORP.
KINGDOM HOTELS INTERNATIONAL
CASCADE INVESTMENT, L.L.C.
TRIPLES HOLDINGS LIMITED
ISADORE SHARP
HRH PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ ALSAUD
(Names of Person(s) Filing Statement)

Limited Voting Shares
(Title of Class of Securities)

3500E104
(CUSIP Number of Class of Securities)

Four Seasons Hotels Inc.
1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8
Attention: Sarah Cohen
(416) 449-1750

Isadore Sharp / Triples Holdings Limited
c/o Four Seasons Hotels Inc.
1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8
Attention: Sarah Cohen
(416) 449-1750

FS Acquisition Corp.
c/o Cascade Investment, L.L.C.
2365 Carillon Point, Kirkland, WA 98033
c/o Kingdom Hotels International
P.O. Box 309GT,
George Town, Grand Cayman, Cayman Islands
Cascade Investment, L.L.C.
2365 Carillon Point, Kirkland, WA 98033
Attention: Laurie A. Smiley, Esq.
Irene Song, Esq.
(425) 889-7900

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
c/o Kingdom Holding Company
Kingdom Centre—Floor 66
P.O. Box 2, Riyadh 11321
Kingdom of Saudi Arabia
011-966-1-211-1111

Kingdom Hotels International
P.O. Box 309GT
George Town, Grand Cayman, Cayman Islands
(345) 949 8066

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell Lipton Rosen & Katz 51 W. 52nd Street, New York, New York 10019 Attention: David A. Katz, Esq. Joshua R. Cammaker, Esq. (212) 403-1000	Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza, New York, NY 10006 Attention: Christopher E. Austin, Esq. (212) 225-2000

Ogilvy Renault 1981 McGill College Avenue, Montreal, Quebec, Canada H3A 3C1 Attention: Norman Steinberg, Esq. (514) 847-4747	Hogan & Hartson L.L.P. 555 13th Street, N.W., Washington, D.C. 20004 Attention: Bruce W. Gilchrist, Esq. (202) 637-5600

Goodmans LLP 250 Yonge Street, Toronto, Ontario, Canada M5B 2M6 Attention: Jonathan Lampe, Esq. (416) 979-2211	Osler, Hoskin & Harcourt LLP 1221 Avenue of the Americas, 26th floor, New York, New York Attention: Kevin D. Cramer, Esq. (212) 907-0537

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

CALCULATION OF FILING FEE

Transaction valuation*	$3,148,722,452.00	Amount of filing fee	$96,665.78

*
Set forth the amount on which the filing fee is calculated and state how it was determined.

*
Calculated solely for the purpose of determining the filing fee.   The filing fee was determined by adding (x) the product of (I) the 33,681,238 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares convertible into Limited Voting Shares that are proposed to be acquired in the arrangement and (II) the consideration of $82.00 in cash per Limited Voting Share, plus (y) $81,353,700 expected to be paid to holders of 3,644,879 options to purchase Limited Voting Shares with an exercise price of less than $82.00 per share in exchange for cancellation of such options ((x) and (y) together, the "Total Consideration"). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the Total Consideration by .0000307.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

Introduction

                This Rule 13e-3 Transaction Statement (the "Transaction Statement") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Four Seasons Hotels Inc., an Ontario, Canada corporation (the "Company"), FS Acquisition Corp., a company incorporated under the laws of the Province of British Columbia ("Purchaser"), Kingdom Hotels International, Isadore Sharp, HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, Triples Holdings Limited and Cascade Investment, L.L.C. (collectively, the "Filing Persons").

        This Transaction Statement relates to the Acquisition Agreement, dated February 9, 2007 (the "Acquisition Agreement"), by and between the Company and Purchaser and the related plan of arrangement (the "Plan of Arrangement"). If shareholders of the Company approve the special resolution approving the Plan of Arrangement and the other closing conditions under the Acquisition Agreement are satisfied or waived, including the issuance of the final court order approving the Plan of Arrangement, Purchaser will acquire all of the outstanding Limited Voting Shares (other than the Limited Voting Shares held by the Bill & Melinda Gates Foundation Trust, which will be acquired by FSHI under the Arrangement pursuant to a separate agreement, and other than the Limited Voting Shares held by Kingdom Hotels International and Cascade Investment L.L.C.) for consideration equal to U.S.$82.00 per share, without interest and subject to applicable withholding taxes, pursuant to Section 182 of the Business Corporations Act (Ontario) (such transaction, the "Arrangement").

        The Company will be filing in Canada through SEDAR a management information circular (the "Circular") pursuant to which the Company's board of directors will solicit proxies from shareholders of the Company in connection with the Arrangement. The current form of the Circular, which is subject to completion or amendment, is attached hereto as Exhibit (a)(1). A copy of the Acquisition Agreement is attached to the Circular as Appendix A and is incorporated herein by reference and a copy of the Plan of Arrangement is attached to the Circular as Appendix D and is incorporated herein by reference.

        Pursuant to General Instruction F to Schedule 13E-3, the information in the Circular, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Circular. The cross references below show the location in the Circular of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Circular.

        All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.

        The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is "controlled" by any Filing Person, or that any Filing Person is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

                The information set forth in the sections of the Circular entitled "Summary Term Sheet" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

Item 2. Subject Company Information

                (a)           Name and Address.    The information set forth in the section of the Circular entitled "Summary Term Sheet—Parties to the Transaction", "Information Concerning FSHI" and Schedule I to this Transaction Statement is incorporated herein by reference.

                (b)           Securities.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—The Meeting" and "Information Concerning FSHI—Description of Share Capital" is incorporated herein by reference.

                (c)           Trading Market and Price.    The information set forth in the section of the Circular entitled "Information Concerning FSHI—FSHI Market Price and Trading Volume Data" is incorporated herein by reference.

                (d)           Dividends.    The information set forth in the section of the Circular entitled "Information Concerning FSHI—Dividend Policy" is incorporated herein by reference.

                (e)           Prior Public Offerings.    None.

                (f)            Prior Stock Purchases.    The information set forth in the section of the Circular entitled "Information Concerning FSHI—Previous Purchases and Sales" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

                (a)           Name and address.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Parties to the Proposed Transaction", "Information Concerning FSHI" and "Information Concerning the Purchaser, Kingdom, Cascade, Triples and Mr. Sharp" and Schedules I, II, III, IV and V to this Transaction Statement is incorporated herein by reference.

                (b)           Business and background of entities.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Parties to the Proposed Transaction", "Information Concerning FSHI" and "Information Concerning the Purchaser, Kingdom, Cascade, Triples and Mr. Sharp" and Schedules I, II, III, IV and V to this Transaction Statement is incorporated herein by reference.

                (c)           Business and background of natural persons.    The sections of the Circular entitled "Summary Term Sheet—Parties to the Proposed Transaction", "Information Concerning FSHI" and "Information Concerning the Purchaser, Kingdom, Cascade, Triples and Mr. Sharp" and the information set forth in Schedules I, II, III, IV and V to this Transaction Statement is incorporated herein by reference.

Item 4. Terms of the Transaction

                (a)           Material terms.

                (1)           Not applicable.

                (2)(i)       The information set forth in the sections of the Circular entitled "Summary Term Sheet" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (2)(ii)      The information set forth in the sections of the Circular entitled "Summary Term Sheet", "Special Factors—Independent Valuation and Fairness Opinion", "The Arrangement—Arrangement Mechanics", "Certain Tax Considerations for Shareholders", "Dissenting Shareholders' Rights" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (2)(iii)     The information set forth in the sections of the Circular entitled "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Reasons for the Arrangement from FSHI's Perspective", "Special Factors—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp", "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement", "Special Factors—Independent Valuation and Fairness Opinion", "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement", "Purchaser's Plans for FSHI" and "Benefits from the Arrangement" is incorporated herein by reference.

                (2)(iv)     The information set forth in the sections of the Circular entitled "Summary Term Sheet—the Meeting", "The Arrangement—Required Shareholder Approval", "Information Concerning Voting at the Meeting" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (2)(v)      The information set forth in the sections of the Circular entitled "Summary Term Sheet—The Arrangement", "Summary Term Sheet—Interests of Directors, Executive Officers and Others in the

Arrangement", "The Arrangement—Arrangement Mechanics", "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (2)(vi)     Not applicable.

                (2)(vii)    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Certain Canadian Federal Income Tax Considerations", "Summary Term Sheet—Certain United States Federal Income Tax Considerations" and "Certain Tax Considerations for Shareholders" is incorporated herein by reference.

                (c)           Different terms.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—The Arrangement", "Summary Term Sheet—Interests of Directors, Executive Officers and Others in the Arrangement", "The Arrangement—Arrangement Mechanics", "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (d)           Appraisal rights.    The information set forth in the sections of the Circular entitled "Dissenting Shareholders' Rights", "Plan of Arrangement", incorporated as Appendix D thereto, "Interim Order", incorporated as Appendix E thereto and "Section 185 of the Business Corporations Act (Ontario)", incorporated as Appendix G thereto, is incorporated herein by reference.

                (e)           Provisions for unaffiliated security holders.    The Filing Persons have made no provisions in connection with the Acquisition Agreement or the Arrangement to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

                (f)            Eligibility for listing or trading.    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

                (a)(1)-(2) Transactions.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Interests of Directors, Executive Officers and Others in the Arrangement", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement", "The Arrangement—Intentions of FSHI Directors and Senior Officers", "The Acquisition Agreement—Voting Agreement", "Past Transactions and Agreements", "Purchaser's Plans for FSHI" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (b)-(c)     Significant corporate events; Negotiations or contacts.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Interests of Directors, Executive Officers and Others in the Arrangement", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement", "The Arrangement—Intentions of FSHI Directors and Senior Officers", "The Arrangement—Sources of Funds for the Arrangement", "The Acquisition Agreement—Voting Agreement", "Purchaser's Plans for FSHI" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (e)           Agreements involving the subject company's securities.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Interests of Directors, Executive Officers and Others in the Arrangement", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "The Arrangement—Arrangement Mechanics", "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement", "The Arrangement—Intentions of FSHI Directors and Senior Officers", "The Arrangement—Sources of Funds for the Arrangement", "The Acquisition Agreement—Voting Agreement", "Principal Legal

Matters—Convertible Notes" and "Purchaser's Plans for FSHI" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

        Triples has pledged one million Variable Multiple Voting Shares to The Bank of Nova Scotia, a Canadian chartered bank, to secure certain financial obligations of Mr. Sharp and certain members of his family. Under the terms of the pledge, the bank has the right to have the pledged shares registered in its name or in the name of its nominee and is entitled, but not bound or required, to vote in respect of the shares, and generally to exercise any of the rights which Triples may at any time have; the bank has never indicated any intention to so register, vote or exercise any rights with respect to the pledged shares.

        On February 9, 2007, prior to and independent of the execution of the Acquisition Agreement, the Bill & Melinda Gates Foundation Trust (the "Foundation") entered into an agreement (the "Share Acquisition Agreement") with the Company to sell all of its Limited Voting Shares to the Company pursuant to the Arrangement, subject to the satisfaction or waiver of the terms or conditions in the Acquisition Agreement. Pursuant to the Share Acquisition Agreement, as a step in the Arrangement the Company will acquire, and subsequently cancel, the Limited Voting Shares held by the Foundation for a cash payment of US$82.00 per share. The Share Acquisition Agreement does not restrict the ability of the Foundation to transfer or otherwise dispose of its Limited Voting Shares prior to such time and does not require the Foundation to vote its Limited Voting Shares in favor of approval of the Plan of Arrangement. The Share Acquisition Agreement is attached hereto and incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

                (b)           Use of securities acquired.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—The Arrangement", "Summary Term Sheet—Reasons for the Arrangement from FSHI's Perspective", "Summary Term Sheet—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp; Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement", "Summary Term Sheet—Principal Legal Matters", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom, and Cascade Regarding Fairness of the Arrangement" "The Arrangement—Arrangement Mechanics", "Principal Legal Matters—Convertible Notes", "Principal Legal Matters—Stock Exchange De-Listing and Reporting Issuer Status", "Purchaser's Plans for FSHI" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (c)(1)-(8) Plans.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Reasons for the Arrangement from FSHI's Perspective", "Summary Term Sheet—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp; Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Reasons for the Arrangement from FSHI's Perspective", "Special Factors—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp", "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom, and Cascade Regarding Fairness of the Arrangement", "Special Factors—Certain Effects of the Arrangement", "The Arrangement—Arrangement Mechanics", "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement", "Principal Legal Matters—Stock Exchange De-Listing and Reporting Issuer Status", "Purchaser's Plans for FSHI" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

                (a)           Purposes.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Reasons for the Arrangement from FSHI's Perspective", "Summary Term Sheet—Reasons for the

Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp; Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Reasons for the Arrangement from FSHI's Perspective", "Special Factors—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp", "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom, and Cascade Regarding Fairness of the Arrangement" and "Purchaser's Plans for FSHI" is incorporated herein by reference.

                (b)           Alternatives.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Reasons for the Arrangement from FSHI's Perspective", "Summary Term Sheet—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp; Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Reasons for the Arrangement from FSHI's Perspective" and "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom, and Cascade Regarding Fairness of the Arrangement" is incorporated herein by reference.

                (c)           Reasons.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Reasons for the Arrangement from FSHI's Perspective", "Summary Term Sheet—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp; Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Reasons for the Arrangement from FSHI's Perspective", "Special Factors—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp", "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom, and Cascade Regarding Fairness of the Arrangement" and "Purchaser's Plans for FSHI" is incorporated herein by reference.

                (d)           Effects.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—The Arrangement", "Special Factors—Certain Effects of the Arrangement", "Special Factors—Effects on FSHI if the Arrangement is Not Completed", "The Arrangement—Arrangement Mechanics", "The Arrangement—Interests of FSHI Directors, Executive Officers and Others in the Arrangement", "The Arrangement—Sources of Funds for the Arrangement" "Principal Legal Matters—Convertible Notes", "Principal Legal Matters—Stock Exchange Delisting and Reporting Issuer Status", "Information Concerning the Purchaser, Kingdom, Cascade, Triples and Mr. Sharp", "Certain Tax Considerations for Shareholders", "Dissenting Shareholders' Rights", "Risk Factors—Risks Relating to the Arrangement", "Purchaser's Plans for FSHI" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

Item 8. Fairness of the Transaction

                (a)-(b)    Fairness; Factors considered in determining fairness.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Reasons for the Arrangement from FSHI's Perspective", "Summary Term Sheet—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp; Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Reasons for the Arrangement from FSHI's Perspective", "Special Factors—Reasons for the Arrangement from the Perspective of Purchaser, Kingdom, Cascade, Triples and Mr. Sharp", "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom, and Cascade Regarding Fairness of the Arrangement", "Special Factors—Independent Valuation and

Fairness Opinion" and "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement" is incorporated herein by reference. The full text of the written valuation and fairness opinion of Merrill Lynch Canada Inc., dated February 5, 2007, is also attached to the Circular as Appendix C and is incorporated herein by reference.

                (c)           Approval of security holders.    The information set forth in the sections of the Circular entitled "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "The Arrangement—Required Shareholder Approval", "The Arrangement—Intentions of FSHI Directors and Senior Officers,", "The Acquisition Agreement—Conditions Precedent to the Arrangement", "The Acquisition Agreement—Voting Agreement", "Information Concerning Voting at the Meeting" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (d)           Unaffiliated representative.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Independent Valuation and Fairness Opinion", "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Independent Valuation and Fairness Opinion" and is incorporated herein by reference. The full text of the written valuation and fairness opinion of Merrill Lynch Canada Inc., dated February 5, 2007, is also attached to the Circular as Appendix C and is incorporated herein by reference.

                (e)           Approval of directors.    The information set forth in the sections of the Circular entitled "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board" and "Special Factors—Independent Valuation and Fairness Opinion" is incorporated herein by reference.

                (f)            Other offers.    The information set forth in the sections of the Circular entitled "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board" and "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

                (a)-(c)     Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.    The information set forth in the sections of the Circular entitled "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Independent Valuation and Fairness Opinion" and "Additional Information" is incorporated herein by reference. The full text of the written valuation and fairness opinion of Merrill Lynch Canada Inc., dated February 5, 2007, is also attached to the Circular as Appendix C and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

                (a)-(d)    Source of funds; Conditions; Expenses; Borrowed Funds.    The information set forth in the sections of the Circular entitled "The Arrangement—Sources of Funds for the Arrangement", "The Acquisition Agreement—Expense Reimbursement" and "Expenses of the Arrangement" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

                (a)           Securities ownership.    The information set forth in the sections of the Circular entitled "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of

the Arrangement", "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement", "Information Concerning FSHI—Principal Shareholders" "Information Concerning the Purchaser, Kingdom, Cascade, Triples and Mr. Sharp" and the information set forth in Schedules II, III, IV and V is incorporated herein by reference.

                (b)           Securities transactions.    Other than with regard to the voting agreement, dated as of February 9, 2007, by and among FS Acquisition Corp., Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited and Four Seasons Hotels Inc., the Amended and Restated Funding and Cooperation Agreement, dated February 8, 2007, by and among Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited, and Isadore Sharp as amended by Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement dated February 9, 2007, by and among Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited, and Isadore Sharp and the Share Acquisition Agreement, which are each attached hereto and incorporated herein by reference, no transaction in the subject securities has taken place in the past 60 days. The information set forth in the sections of the Circular entitled "The Acquisition Agreement—Voting Agreement" is also incorporated herein by reference.

Item 12. The Solicitation or Recommendation

                (d)           Intent to tender or vote in a going-private transaction.    The information set forth in the sections of the Circular entitled "Summary Term Sheet—Proxies and Revocation", "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement", "The Arrangement—Intentions of FSHI Directors and Senior Officers", "The Acquisition Agreement—Voting Agreement", "Information Concerning FSHI—Principal Shareholders" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

                (e)           Recommendation of others.    The information set forth in the sections of the Circular entitled "Special Factors—Background to the Proposal and the Arrangement", "Special Factors—Background to the Proposal", "Special Factors—Background to the Arrangement", "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement", "The Arrangement—Intentions of FSHI Directors and Senior Officers" and "The Acquisition Agreement—Voting Agreement" is incorporated herein by reference.

Item 13. Financial Statements

                (a)           Financial information.    The information set forth in the sections of the Circular entitled "Information Concerning FSHI—Historical Selected Financial Data" and "Additional Information" is incorporated herein by reference. The audited financial statements set forth in the Company's Annual Report on Form 40-F for the years ended December 31, 2004 and December 31, 2005 and the unaudited financial statements set forth in the Company's quarterly reports filed on Form 6-K for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006 are incorporated by reference herein. These documents and copies thereof may be obtained from the locations set forth in the section of the Circular entitled "Additional Information".

                (b)           Pro forma information.    Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

                (a)           Solicitations or recommendations.    The information set forth in the sections of the Circular entitled "Special Factors—Position of the Special Committee as to Fairness", "Special Factors—Recommendation of the Special Committee", "Special Factors—Recommendation of the Board", "Special Factors—Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement", "The Arrangement—Intentions of FSHI Directors and Senior Officers", "The Acquisition Agreement—Voting Agreement", "Proxy Solicitation and Depositary", "Information Concerning Voting at the Meeting" and "Questions and Further Assistance" is incorporated herein by reference.

                (b)           Employees and corporate assets.    The information set forth in the sections of the Circular entitled "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement", "Expenses of the Arrangement", "Proxy Solicitation and Depositary" and "Frequently Asked Questions About the Arrangement" is incorporated herein by reference.

Item 15. Additional Information

                (b)           Other material information.    The information set forth in the Circular, including all appendices thereto, is incorporated herein by reference. The Long-Term Incentive Plan, dated January 11, 1990, by and among Four Seasons Hotels Inc., Four Seasons Hotels Limited and Isadore Sharp, attached hereto as Exhibit (d)(8), is incorporated herein by reference.

Item 16. Exhibits

                (a)(1)      Management Information Circular of Four Seasons Hotels Inc., dated February 27, 2007.

                (a)(2)      Form of Proxy Card.

                (a)(3)      Letter to Shareholders of Four Seasons Hotels Inc. (incorporated herein by reference to the Circular).

                (a)(4)      Four Seasons Hotels Inc. Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular).

                (a)(5)      Press Release dated February 12, 2007 (incorporated herein by reference to Exhibit 99.1 of the Periodic Report on Form 6-K filed by Four Seasons Hotels Inc. with the Securities and Exchange Commission on February 15, 2007).

                (b)(1)      Commitment Letter, dated February 5, 2007, from Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and JPMorgan Chase Bank, N.A. to FS Acquisition Corp. (incorporated herein by reference to Exhibit 99.9 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

                (b)(2)      Amended and Restated Funding and Cooperation Agreement, dated February 8, 2007, by and among Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited, and Isadore Sharp (incorporated herein by reference to Exhibit 99.10 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

                (b)(3)      Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement, dated February 8, 2007 (incorporated herein by reference to Exhibit 99.11 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

                (b)(4)      Limited Guaranty, dated February 9, 2007, from Kingdom Hotels International and Cascade Investment, L.L.C. to Four Seasons Hotels Inc.

                (c)(1)      Valuation and Fairness Opinion of Merrill Lynch Canada Inc., dated February 5, 2007 (incorporated herein by reference to Appendix C of the Circular).

                (c)(2)      Draft Presentation, dated November 28, 2006, of Merrill Lynch Canada Inc. to the Special Committee of Independent Directors of Four Seasons Hotels Inc.

                (c)(3)      Financial analysis presentation materials, dated as of November 5, 2006, prepared by Goldman, Sachs & Co. for Four Seasons Hotels Inc.

                (d)(1)      Acquisition Agreement, dated February 9, 2007, by and between FS Acquisition Corp. and Four Seasons Hotels Inc. (incorporated herein by reference to Appendix A of the Circular).

                (d)(2)      Four Seasons Hotels Inc. Plan of Arrangement Under Section 182 of the Business Corporations Act (Ontario) (incorporated herein by reference to Appendix D of the Circular).

                (d)(3)      Voting Agreement, dated February 9, 2007, by and among FS Acquisition Corp., Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited and Four Seasons Hotels Inc. (incorporated herein by reference to Exhibit 99.14 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

                (d)(4)      Share Acquisition Agreement, dated February 9, 2007, by and between Bill & Melinda Gates Foundation Trust and Four Seasons Hotels Inc.

                (d)(5)      Long-Term Incentive Plan, dated January 11, 1990, by and among Four Seasons Hotels Inc., Four Seasons Hotels Limited and Isadore Sharp (incorporated herein by reference to Exhibit 99.4 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

                (d)(6)      Shareholders Agreement, dated September 26, 1994, by and among HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, Kingdom Investments, Inc., Isadore Sharp and Triples Holdings Limited (incorporated herein by reference to Exhibit 99.3 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

                (f)            Section 185 of the Business Corporation Act (Ontario) (incorporated herein by reference to Annex G of the Circular).

                (g)           None.

SIGNATURE

        After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 27, 2007

FOUR SEASONS HOTELS INC.
By:	/s/ KATHLEEN TAYLOR
Name: Kathleen Taylor Title: President and Chief Operating Officer
FS ACQUISITION CORP.
By:	/s/ CHARLES S. HENRY
Name: Charles S. Henry Title: Director
KINGDOM HOTELS INTERNATIONAL
By:	/s/ HRH PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ ALSAUD
Name: HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud Title: President
CASCADE INVESTMENT, L.L.C.
By:	/s/ MICHAEL LARSON
Name: Michael Larson Title: Business Manager
TRIPLES HOLDINGS LIMITED
By:	/s/ ISADORE SHARP
Name: Isadore Sharp Title: President
/s/ ISADORE SHARP
ISADORE SHARP
/s/ HRH PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ ALSAUD
HRH PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ ALSAUD

EXHIBIT INDEX

      (a)(1)  Management Information Circular of Four Seasons Hotels Inc., dated February 27, 2007.

      (a)(2)  Form of Proxy Card.

      (a)(3)  Letter to Shareholders of Four Seasons Hotels Inc. (incorporated herein by reference to the Circular).

      (a)(4)  Four Seasons Hotels Inc. Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular).

      (a)(5)  Press Release dated February 12, 2007 (incorporated herein by reference to Exhibit 99.1 of the Periodic Report on Form 6-K filed by Four Seasons Hotels Inc. with the Securities and Exchange Commission on February 15, 2007).

      (b)(1)  Commitment Letter, dated February 5, 2007, from Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and JPMorgan Chase Bank, N.A. to FS Acquisition Corp. (incorporated herein by reference to Exhibit 99.9 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

      (b)(2)  Amended and Restated Funding and Cooperation Agreement, dated February 8, 2007, by and among Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited, and Isadore Sharp (incorporated herein by reference to Exhibit 99.10 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

      (b)(3)  Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement, dated February 8, 2007 (incorporated herein by reference to Exhibit 99.11 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

      (b)(4)  Limited Guaranty, dated February 9, 2007, from Kingdom Hotels International and Cascade Investment, L.L.C. to Four Seasons Hotels Inc.

      (c)(1)  Valuation and Fairness Opinion of Merrill Lynch Canada Inc., dated February 5, 2007 (incorporated herein by reference to Appendix C of the Circular).

      (c)(2)  Draft Presentation, dated November 28, 2006, of Merrill Lynch Canada Inc. to the Special Committee of Independent Directors of Four Seasons Hotels Inc.

      (c)(3)  Financial analysis presentation materials, dated as of November 5, 2006, prepared by Goldman, Sachs & Co. for Four Seasons Hotels Inc.

      (d)(1)  Acquisition Agreement, dated February 9, 2007, by and between FS Acquisition Corp. and Four Seasons Hotels Inc. (incorporated herein by reference to Appendix A of the Circular).

      (d)(2)  Four Seasons Hotels Inc. Plan of Arrangement Under Section 182 of the Business Corporations Act (Ontario) (incorporated herein by reference to Appendix D of the Circular).

      (d)(3)  Voting Agreement, dated February 9, 2007, by and among FS Acquisition Corp., Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited and Four Seasons Hotels Inc. (incorporated herein by reference to Exhibit 99.14 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

      (d)(4)  Share Acquisition Agreement, dated February 9, 2007, by and between Bill & Melinda Gates Foundation Trust and Four Seasons Hotels Inc.

      (d)(5)  Long-Term Incentive Plan, dated January 11, 1990, by and among Four Seasons Hotels Inc., Four Seasons Hotels Limited and Isadore Sharp (incorporated herein by reference to Exhibit 99.4 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

      (d)(6)  Shareholders Agreement, dated September 26, 1994, by and among HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, Kingdom Investments, Inc., Isadore Sharp and Triples Holdings Limited.

  (incorporated herein by reference to Exhibit 99.3 of the Statement on Schedule 13D filed by Isadore Sharp and Triples Holdings Limited on November 8, 2006, with respect to Four Seasons Hotels Inc., as amended).

  (f)    Section 185 of the Business Corporation Act (Ontario) (incorporated herein by reference to Annex G of the Circular).

Schedule I. Information about Four Seasons Hotels Inc. and Isadore Sharp

        The Company is the subject company. The principal address of the Company and for each person listed below (unless otherwise stated) is c/o Four Seasons Hotels Inc., 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8. The applicable telephone number is (416) 449-1750.

        During the last five years, none of the Company or the individuals listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

        The following table sets forth the citizenship and current position and principal occupation of each of the Company's executive officers and directors, as well as, for each, the material occupations, positions, offices or employment held by the relevant person during the last five years and the name and principal business address where such occupations, positions, offices or employment occurred and the starting and ending dates:

		Principal Occupation; Occupations Over Previous 5 years	Country of Citizenship
Name	Position with FSHI

Isadore Sharp	Chairman, Chief Executive Officer	Mr. Sharp, of Toronto, Ontario, Canada, has served on the Board of Four Seasons Hotels Inc. (the "Board") and/or the board of Four Seasons' predecessor corporation since January 9, 1978. Mr. Sharp is the Chairman and Chief Executive Officer of Four Seasons, at the business address listed above. Mr. Sharp is also a director of Clairvest Group Inc., the National Terry Fox Run, the Terry Fox Humanitarian Award Program and The Council for Canadian Unity. Mr. Sharp is a member of the Advisory Board of The Financial Post, the Governor's Council of North York General Hospital and the Boards of Governors of the Canadian Council of Christians and Jews and Mount Sinai Hospital, Toronto, and has been appointed to the Premier's Advisory Committee on Executive Resources, Province of Ontario.	Canada

William D. Anderson	Director	Mr. Anderson, of Toronto, Ontario, Canada, has served on the Board since May 25, 2005. Prior to December 31, 2005, Mr. Anderson was President of BCE Ventures, a subsidiary of Bell Canada Enterprises, Canada's largest communications company. Mr. Anderson is a director of TransAlta Corporation, Bell Canada International Inc., Gildan Activewear Inc. and MDS Inc.	Canada

		Principal Occupation; Occupations Over Previous 5 years	Country of Citizenship
Name	Position with FSHI

Brent Belzberg	Director
Mr. Belzberg, of Toronto, Ontario, Canada, has served on the Board since November 7, 2002. Mr. Belzberg is the Senior Managing Partner of Torquest Partners Inc., a private equity fund manager. Prior to February 2002, Mr. Belzberg was President and CEO of Harrowston Inc., an investment company. Mr. Belzberg is also a director of Mount Sinai Hospital and Toronto Community Foundation, a director and serves as a member of the risk management committee of Canadian Imperial Bank of Commerce and serves as an advisor to several faculties at the University of Toronto.

Principal business address:
Torquest Partners Inc.
181 Bay Street
Suite 3330
BCE Place
Bay Wellington Tower
P.O. Box 785
		Toronto, Ontario M5J 2T3	Canada

H. Roger Garland	Director	Mr. Garland, of Toronto, Ontario, Canada, has served on the Board since October 1, 1985. Mr. Garland is also a director of Middlefield Bancorp Limited, STaRS Income Fund, COMPASS Income Fund, PATHFINDER Income Fund, MAXIN Income Fund, INDEXPLUS Income Fund, YIELDPLUS Income Fund, MATRIX Income Fund, CORE IncomePlus Fund, Middlefield Equal Sector Income Fund, MG Dividend & Income Fund, Alberta Focused Income & Growth Fund, Middlefield Mutual Funds Limited, Swiss Re Holdings (Canada Inc.), Swiss Reinsurance Company Canada, Swiss Re Life & Health Canada, The Council for Business and the Arts in Canada and Friends of the Poet Laureate of Toronto, and is the Chairman of the Board of Soulpepper Theatre Company.	Canada

Nan-b de Gaspé Beaubien	Director
Mrs. de Gaspé Beaubien of Montreal, Québec, Canada, has served on the Board since May 23, 1997. Mrs. de Gaspé Beaubien is President of Business Families Foundation, a non-profit foundation, and Co-Chair of Philbeau Inc., an investment holding company. Mrs. de Gaspé Beaubien is also an honourary director of the Business Families Centre at the Sauder School of Business at University of British Columbia and an honourary director of the Alberta Business Families Institute at University of Alberta School of Business.

Principal business address:
Gasbeau Company
1 Place Ville Marie
Suite 3333
		Montreal, Quebec H3B 3N2	Canada

		Principal Occupation; Occupations Over Previous 5 years	Country of Citizenship
Name	Position with FSHI

Charles S. Henry	Director
Mr. Henry, of New York, New York, USA, has served on the Board since November 11, 1994 as a representative of Kingdom Hotels International pursuant to a shareholders agreement between HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, Kingdom and Triples Holdings Limited and Isadore Sharp, pursuant to which Triples and Mr. Sharp have agreed to support the election of two nominees of Kingdom to the Board. Mr. Henry is the President of Hotel Capital Advisers,  Inc., a hotel investment advisory firm. Mr. Henry is also a director of Fairmont Raffles Holdings International and Mövenpick Hotels & Resorts AG.

Principal business address:
Hotel Capital Advisers, Inc.
60 East 42nd Street
Suite 962
		New York, New York 10165	USA

Heather Munroe-Blum	Director
Dr. Munroe-Blum, of Montreal, Quebec, Canada, has served on the Board since November 7, 2002. Dr. Munroe-Blum is the Principal and Vice Chancellor of McGill University, an educational institution. Prior to December 31, 2002 Dr. Munroe-Blum was a Professor at the University of Toronto and prior to June 1, 2002 was Vice-President, Research and International Relations at the University of Toronto. Dr. Munroe-Blum serves on numerous private, public, university and hospital boards, including the Yellow Pages Group, the Conference Board of Canada, the Jewish General Hospital, and Association of Universities and Colleges of Canada, the American Association of Universities and the University Research Association. She is Chair of the Universitas 21 Network and a member of the Trilateral Commission. Dr. Munroe-Blum is a Specially Elected Fellow of the Royal Society of Canada.

Principal business address:
McGill University
James Administration Building
Room 506
845 Sherbrooke Street West
		Montreal, Quebec H3A 2T5	Canada

Ronald W. Osborne	Director	Mr. Osborne, of Toronto, Ontario, Canada, has served on the Board since May 21, 2003. Mr. Osborne is Chairman of the Board of Sun Life Financial Inc., an insurance company. From 1998 until 2003, Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation, an electricity generating company. Mr. Osborne is also a director of Sun Life Assurance Company of Canada, Torstar Corporation, St. Lawrence Cement Group Inc. and Shell Canada Limited, is a member of the Board of Governors of Roy Thomson Hall and is a Trustee of RioCan (Real Estate Investment Trust). Mr. Osborne was a director of Air Canada from 1999 to 2005 and of Nortel Networks Corporation and its wholly-owned subsidiary Nortel Networks Limited from 2005 to 2006.	Canada and United Kingdom

		Principal Occupation; Occupations Over Previous 5 years	Country of Citizenship
Name	Position with FSHI

J. Robert S. Prichard	Lead Director
Mr. Prichard, of Toronto, Ontario, Canada, has served on the Board since March 6, 1996 and is the Lead Director. Mr. Prichard is President, Chief Executive Officer and a director of Torstar Corporation, a media and publishing company. Prior to July 2001 Mr. Prichard was Professor of Law and President Emeritus, University of Toronto and prior to July 2000 was President of the University of Toronto. Mr. Prichard is also a director of Onex Corporation, George Weston Limited and Bank of Montreal.

Principal business address:
Torstar Corporation
6th Floor
1 Yonge Street
		Toronto, Ontario M5E 1P9	Canada

Lionel H. Schipper	Director
Mr. Schipper, of Toronto, Ontario, Canada, has served on the Board since February 18, 1988. Mr. Schipper is the President of Schipper Enterprises Inc., an investment/holding company. Mr. Schipper is also past Chairman of Toronto Sun Publishing Corporation and a director of Clairvest Group Inc. and R.R. Donnelley & Sons Company. Mr. Schipper is also Vice-Chair of the Centre for Research in Neurodegenerative Diseases at the University of Toronto and is an Honorary Director of the Baycrest Centre Foundation.

Principal business address:
Schipper Enterprises Inc.
22 St. Clair Avenue East
Suite 1010
		Toronto, Ontario M4T 2S3	Canada

Anthony Sharp	Director
Mr. Sharp, of Toronto, Ontario, Canada, has served on the Board since August 25, 1999. Prior to August 25, 1999, Mr. Sharp was Executive Vice President of Vacation Ownership of Four Seasons. Mr. Sharp is the President of Sharpwise Ltd., a real estate/resort development company.

Principal business address:
Sharpwise Ltd.
1300 Yonge Street
Suite 301
		Toronto, Ontario M4T 1X3	Canada

		Principal Occupation; Occupations Over Previous 5 years	Country of Citizenship
Name	Position with FSHI

Simon M. Turner	Director
Mr. Turner, of Rye, New York, USA., has served on the Board since February 14, 2002. Mr. Turner also served on the Board between January 2, 1997 and August 2, 2000. Mr. Turner serves on the Board as a representative of Kingdom Hotels International pursuant to a shareholders agreement between HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, Kingdom and Triples Holdings Limited and Isadore Sharp, pursuant to which Triples and Mr. Sharp have agreed to support the election of two nominees of Kingdom to the Board. Mr. Turner is a principal of Hotel Capital Advisers, Inc., a hotel investment advisory firm. Mr. Turner is also a director of Fairmont Raffles Holdings International.

Principal business address:
Hotel Capital Advisers, Inc.
60 East 42nd Street
Suite 962
		New York, New York 10165	USA

Sarah Cohen	Senior Vice President, Corporate Counsel and Assistant Secretary	Senior Vice President, Corporate Counsel and Assistant Secretary, Four Seasons Hotels Limited. Prior to September, 2006, Ms. Cohen was Vice President, Corporate Counsel and Assistant Secretary, Four Seasons Hotels Limited.	Canada

John M. Davison	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Financial Officer, Four Seasons Hotels Limited. Mr. Davison was Senior Vice President of Four Seasons Hotels Limited prior to August 23, 2005, an independent consultant prior to August 26, 2002 and President and Chief Operating Officer of Imax Corporation prior to June 30, 2001.	Canada

Craig O. Reith	Vice President, Finance and Treasurer	Vice President, Finance and Treasurer, Four Seasons Hotels Limited. Mr. Reith was Vice President, Finance and Assistant Treasurer of Four Seasons Hotels Limited prior to May 17, 2005.	Canada

Kathleen Taylor	President and Chief Operating Officer	President and Chief Operating Officer, Four Seasons Hotels Limited. Prior to January 1, 2007, Ms. Taylor was President, Worldwide Business Operations, Four Seasons Hotels Limited.	Canada

Randolph Weisz	Executive Vice President, Business Administration, General Counsel and Secretary	Executive Vice President, Business Administration, General Counsel and Secretary, Four Seasons Hotels Limited. Prior to September 1, 2006, Mr. Weisz was Executive Vice President, General Counsel and Secretary and prior to August 6, 2002, Mr. Weisz was Senior Vice President and General Counsel, Four Seasons Hotels Limited.	Canada

Schedule II. Information about FS Acquisition Corp.

        FS Acquisition Corp. ("Purchaser") is a company existing under the laws of the Province of British Columbia. Purchaser is owned by Triples, Kingdom and Cascade. The business address and telephone number of Purchaser is: c/o Cascade Investment, L.L.C., 2365 Carillon Point Kirkland, WA 98033 and c/o Kingdom Hotels International, P.O. Box 309GT, George Town, Grand Cayman, Cayman Islands.

        The owners and control persons of Purchaser are Kingdom Hotels International (through its indirect wholly-owned subsidiary Kingdom Investments I (TSF) Sarl), Cascade Investment, L.L.C. (through its wholly-owned subsidiary FS Washington Acquisition Corp) and Triples. See Schedules III, IV and V for information relating to Kingdom Hotels International, Cascade Investment, L.L.C. and Triples Holdings Limited. The directors of Purchaser are Charles Henry and Michael Larson.

        Set forth below for each director and executive officer of Purchaser is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. During the last five years, none of Purchaser or any of Purchaser's directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

	Position with Purchaser	Principal Occupation; Occupation Over Previous 5 years	Country of Citizenship
Name

Michael Larson	Director	Mr. Larson is Business Manager, Cascade Investment, L.L.C. Principal business address: 2365 Carillon Point Kirkland, Washington 98033	USA

Charles S. Henry	Director
Mr. Henry is the President of Hotel Capital Advisers, Inc., a hotel investment advisory firm. Mr. Henry is also a director of Fairmont Raffles Holdings International and Mövenpick Hotels & Resorts AG.

Principal business address:
Hotel Capital Advisers, Inc.
60 East 42nd Street
Suite 962
		New York, New York 10165	USA

Schedule III. Information about Kingdom Hotels International.

        HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud ("HRH Prince Alwaleed") is a citizen of the Kingdom of Saudi Arabia and a private investor. His offices are located at c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia (Telephone +966-1-211-1111).

        Kingdom Hotels International, a Cayman Islands company ("Kingdom Hotels"), may be deemed to be an affiliate of the Company through its beneficial ownership or control of Kingdom Investments, Inc., a Barbados corporation ("Kingdom Investments"). The registered office address of Kingdom Hotels International is P.O. Box 309GT, George Town, Grand Cayman, Cayman Islands (Telephone: +1 345 949 8066). Kingdom Hotels is owned jointly by Kingdom 5-KR-132 Ltd. ("KR-132"), and Kingdom 5-KR-131 Ltd. ("KR-131"), both of which are Cayman Island companies. KR-131 is a wholly-owned subsidiary of KR-132, which, in turn, is wholly-owned by The Kingdom Trust, a Cayman Islands trust that was created by HRH Prince Alwaleed for the benefit of HRH Prince Alwaleed and his family. Under the terms of The Kingdom Trust, HRH Prince Alwaleed has the power to appoint a majority of the directors of KR-132 and, through this power has the power to appoint a majority of the directors of Kingdom Hotels. HRH Prince Alwaleed is the sole director of Kingdom Hotels.

        Kingdom Hotels, through its wholly-owned subsidiaries, Kingdom 5-KR-5 Ltd. and Kingdom Holdings, Inc., both of which are Barbados corporations, has the ability to appoint a majority of the board of directors of Kingdom Investments. Kingdom Investments may be deemed to be an affiliate of the Company through its ownership or control of 7,389,182 Limited Voting Shares, representing approximately 22% of the outstanding Limited Voting Shares of the Company. The registered office address of Kingdom Investments is The Ernst & Young Building, Birch Hill, Bay Street, P.O. Box 261, Bridgetown, Barbados (Telephone: +246 421 8561).

        Kingdom Hotels is the sole, direct owner of Kingdom 5-KR-180, Ltd., which in turn is the sole, direct owner of Kingdom Investments II (TSF) Sarl, which in turn is the sole, direct owner of Kingdom Investments I (TSF) Sarl. Kingdom Investments I (TSF) Sarl owns 45% of the equity interests of the Purchaser. See Schedule II for more information relating to the Purchaser.

        HRH Prince Alwaleed, as the sole director of Kingdom Hotels, has the ability to indirectly appoint a majority of the directors of Kingdom Investments, has the power to vote or direct the vote, and the power to dispose or direct the disposition of the 7,389,182 Limited Voting Shares of the Company owned by Kingdom Investments, and as a result is deemed, for U.S. securities law purposes, to be the beneficial owner of such securities. HRH Prince Alwaleed also may be deemed the beneficial owner, for U.S. securities law purposes, of an additional 179,322 Limited Voting Shares, in which he shares voting and dispositive powers. However, such 179,322 shares are not subject to the terms of the Funding and Cooperation Agreement or the Proposal Letter.

        Set forth below for each director and executive officer of Kingdom Hotels International is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. During the last five years, none of Kingdom Hotels International nor any of its respective directors or executive officers listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) except as set forth below, was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

Kingdom Hotels International

	Position with Kingdom Hotels	Principal Occupation; Previous 5 Years Occupations; Address
Name and Residence			Country of Citizenship

HRH Prince Alwaleed Bin	Sole Director/President	HRH Prince Alwaleed is a private investor.	Kingdom of Saudi Arabia
Talal Bin Abdulaziz Alsaud
Principal Business Address: c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia

Schedule IV. Information about Cascade Investment, L.L.C.

        Cascade Investment, L.L.C. ("Cascade") is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity whose sole member is William H. Gates III. The address of Cascade's principal place of business and principal office is 2365 Carillon Point, Kirkland, WA 98033. FS Washington Acquisition Corp is a wholly-owned subsidiary of Cascade.

        Mr. Gates, a natural person, is Chairman of the Board of Microsoft Corporation. Mr. Gates is the sole member of Cascade and is a Co-Trustee of the Bill & Melinda Gates Foundation Trust (the "Foundation"). The address of his principal office and principal place of business is One Microsoft Way, Redmond, WA 98052.

        In total, Mr. Gates may be deemed to be the beneficial owner of 2,700,000 Limited Voting Shares of the Company. For the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gates may be deemed to be the beneficial owner of the 1,984,150 Limited Voting Shares owned by the Foundation. As the sole member of Cascade, Mr. Gates may be deemed to be the beneficial owner of the 715,850 Limited Voting Shares owned by Cascade.

        Michael Larson, a natural person, is the Business Manager of Cascade. Mr. Larson has voting and investment power with respect to the Limited Voting Shares held by Cascade. In addition, Mr. Larson acts with investment discretion for Mr. Gates, as a Co-Trustee of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by Cascade, the Foundation or Mr. Gates. The address of his principal office and principal place of business is 2365 Carillon Point, Kirkland, WA 98033.

        During the last five years, none of Cascade, Mr. Gates or Mr. Larson (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

	Position with Cascade	Principal Occupation; Occupations Over Previous 5 years	Country of Citizenship
Name

Michael Larson	Business Manager	Business Manager, Cascade Investment, L.L.C.	USA

William H. Gates III	Member	Chairman of the Board, Microsoft Corporation	USA

Schedule V. Information about Triples Holdings Limited

        Triples Holdings Limited ("Triples") is a company existing under the laws of the Ontario, Canada. Triples is an affiliate of the Company. All of the shares of Triples are beneficially owned by Isadore Sharp, the Chairman and Chief Executive Officer of FSHI, and members of his immediate family. As of February 23, 2007, Triples owns 3,725,698 Variable Multiple Voting Shares of FSHI, representing all of the outstanding Variable Multiple Voting Shares. See the section of the Circular entitled "The Arrangement—Interests of Directors, Executive Officers and Others in the Arrangement" for further information regarding the ownership of the control persons, directors and officers of Triples in the Company.

        Set forth below for each director and executive officer of Triples is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer.

        During the last five years, none of Triples nor any of Triples' directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. The principal address of each director and executive officer listed below is c/o Four Seasons Hotels Inc., 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8.

	Position with Triples	Principal Occupation; Occupations Over Previous 5 Years	Country of Citizenship
Name

Isadore Sharp	Director and President of Triples	Mr. Sharp, of Toronto, Ontario, Canada, has served on the Board and/or the board of Four Seasons' predecessor corporation since January 9, 1978. Mr. Sharp is the Chairman and Chief Executive Officer of Four Seasons, at the business address listed above. Mr. Sharp is also a director of Clairvest Group Inc., the National Terry Fox Run, the Terry Fox Humanitarian Award Program and The Council for Canadian Unity. Mr. Sharp is a member of the Advisory Board of The Financial Post, the Governor's Council of North York General Hospital and the Boards of Governors of the Canadian Council of Christians and Jews and Mount Sinai Hospital, Toronto, and has been appointed to the Premier's Advisory Committee on Executive Resources, Province of Ontario.	Canada

Sarah Cohen	Secretary of Triples	Senior Vice President, Corporate Counsel and Assistant Secretary, Four Seasons Hotels Limited. Prior to September, 2006, Ms. Cohen was Vice President, Corporate Counsel and Assistant Secretary, Four Seasons Hotels Limited.	Canada

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